102 Woodmont Blvd. Suite 610 Nashville, TN 37205 Main: 615.733.4330 www.harrowinc.com

September 10, 2021

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Davis

Re:	Harrow Health, Inc.
Registration Statement on Form S-3
(SEC File No. 333-259326), originally filed on September 3, 2021

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-3 (File No. 333-259326) of Harrow Health, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effective date of said Registration Statement to 4:30 p.m. on September 14, 2021, or as soon thereafter as practicable.

In connection with the Registration Statement, the Company acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

HARROW HEALTH INC.

By:	/s/ Andrew R. Boll
Name:	Andrew R. Boll
Title:	Chief Financial Officer

cc: James H. Nixon III